UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMBAC FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	13-3621676 (I.R.S. Employer Identification No.)

One State Street Plaza, New York, New York (Address of Principal Executive Offices)	10004 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock	The NASDAQ Stock Market LLC
Warrants	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A

Securities to be registered pursuant to Section 12(g) of the Act:	N/A

Item 1 Description of Registrant’s Securities to be Registered.

Overview

On November 8, 2010, Ambac Financial Group, Inc. (the “Registrant”) filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”). On March 14, 2012, the Court entered an order confirming the Fifth Amended Plan of Reorganization dated March 12, 2012 (the “Plan”). The Plan, as subsequently amended, became effective on May 1, 2013 (the “Effective Date”).

Pursuant to the terms of the Plan, all outstanding equity interests of the Registrant, including but not limited to all outstanding shares of the Registrant’s common stock, $0.01 par value per share, that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date.

This Registration Statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Registrant’s new common stock, par value $0.01 per share (the “Shares”), which were issued on the Effective Date pursuant to the Plan. On the Effective Date, the Registrant (i) filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the State of Delaware and (ii) adopted new By-Laws (the “By-laws”).

The following describes certain matters relating to the Certificate of Incorporation and the By-laws which became effective on the Effective Date, but does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the By-Laws, as set forth in the Exhibits to this Registration Statement, which are incorporated by reference in this Item 1.

The Registrant has the authority to issue a total of 150,000,000 shares of capital stock, consisting of:

●	130,000,000 shares of common stock, par value $0.01 per share; and

●	20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Pursuant to the terms of the Plan, the Registrant issued 45,000,000 Shares on May 1, 2013. The following describes certain features of the Shares.

(a)(1)(i) Dividends: Subject to the rights of preferred stockholders, if any, and restrictions for the payment of dividends under the laws of the State of Delaware, holders of the Shares are entitled to such dividends, if any, as may be declared by Registrant’s board of directors (the “Board”) from time to time.

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(ii) Terms of conversion: Not applicable.

(iii) Sinking funds provisions: Not applicable.

(iv) Redemption provisions: Not applicable.

(v) Voting Rights: At every annual or special meeting of stockholders, each holder of a Share is entitled to cast one vote for each Share that is held in such holder’s name on the stock transfer records of the Registrant.

The voting rights of certain substantial holders of Shares are restricted. Article IV of the Certificate of Incorporation contains voting restrictions applicable to any person (a “Substantial Holder”) owning at least 10% of the Shares (“Substantial Stockholder Shares”) as more fully defined in the Certificate of Incorporation. A Substantial Holder shall not be entitled to cast any votes for such Substantial Stockholder Shares, so that such a holder shall be entitled to cast with respect to all Substantial Stockholder Shares held by such holder in the aggregate only such number of votes that would equal (after giving effect to this restriction) one vote less than 10% of the votes entitled to be cast by all holders of outstanding shares of capital stock. This restriction shall not apply to any Substantial Stockholder Shares if the Substantial Stockholder’s acquisition or ownership of capital stock representing 10% or more of the votes entitled to be cast by the holders of all outstanding shares of capital stock has been approved, whether before or after such acquisition or first time of ownership, by the Wisconsin Insurance Commissioner.

In addition, Article XII of the Certificate of Incorporation restricts the right of certain transferees to vote “Excess Shares” which are part of a “Prohibited Transfer” as described in paragraph (x) below.

(vi) Classification required by the Board of Directors: Not applicable.

(vii) Liquidation rights: Not applicable.

(viii) Preemption rights: Not applicable.

(ix) Liability to further calls or to assessment by the Registrant imposed on its stockholders: Not applicable.

(x) Restrictions on alienability. There are substantial restrictions on the ability to transfer the Shares set forth in Article XII of the Certificate of Incorporation. In order to preserve certain tax benefits, any attempted transfer of the securities of the Registrant prior to the date on which the restriction is removed, subject to limited exceptions, shall be prohibited and void ab initio to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (i) any person or group of persons shall become a five-percent stockholder or (ii) the percentage stock ownership interest in the Registrant of any five-percent stockholder shall be increased (a “Prohibited Transfer”). These restrictions shall not apply to an attempted transfer if the transferor or the transferee obtains the written approval of the Board to such transfer.

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A purported transferee of a Prohibited Transfer shall not be recognized as a stockholder of the Registrant for any purpose whatsoever in respect of the securities which are the subject of the Prohibited Transfer (the “Excess Securities”). Until the Excess Securities are acquired by another person in a transfer that is not a Prohibited Transfer, the purported transferee of a Prohibited Transfer shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Registrant, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any. Once the Excess Securities have been acquired in a transfer that is not a Prohibited Transfer, the securities shall cease to be Excess Securities.

If the Board determines that a transfer of securities constitutes a Prohibited Transfer then, upon written demand by the Registrant, the purported transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the purported transferee’s possession or control, together with any distributions paid by the Registrant with respect to such Excess Securities, to an agent designated by the Registrant.

(xi) Any provision discriminating against any existing or prospective holder of the Shares as a result of such security holder owning a substantial amount of securities: See paragraphs (v) and (x) above for information regarding restrictions on ownership of a substantial amount of securities.

(2) If the rights of holders of the Shares may be modified otherwise than by a vote of a majority or more of the Shares outstanding, voting as a class: Not applicable.

(5) Any provision of the Certificate of Incorporation or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to an extraordinary corporate transaction involving the Registrant (or any of its subsidiaries): The Certificate of Incorporation authorizes shares of preferred stock, all of which are currently available for issuance. The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise. In addition, as described in paragraphs (v) and (x) above, there are substantial restrictions on the ability of a holder to acquire greater than 10% and 5%, respectively, of the Shares.

Warrants

Pursuant to the terms of the Plan, the Registrant issued 5,047,138 Warrants on May 1, 2013. The following is a brief description of the terms of the Warrants. A complete description of the terms of the Warrants is set forth in the Warrant Agreement between the Registrant and Computershare, Inc., as warrant agent (“Warrant Agent”), dated as of May 1, 2013 (the “Warrant Agreement”). This description is subject to, and qualified in its entirety by reference to the Warrant Agreement and the form of warrant certificate attached thereto, included as Exhibit 4.2 to this Registration Statement.

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(c)(1) The amount of securities called for by such warrants or rights. The Warrants can be exercised to purchase an aggregate of 5,047,138 Shares. Each Warrant represents the right to purchase one Share.

(2) The period during which and the price at which the warrants or rights are exercisable. The Warrants are exercisable for cash at any time on or prior to April 30, 2023 at an exercise price of $16.67 per share. The Warrants also have a cashless exercise provision commencing May 8, 2013.

(3) The amount of warrants or rights outstanding. 5,047,138 Warrants have been issued.

(4) Provisions for changes to or adjustments in the exercise price. The exercise price and the number or nature of the Shares acquirable upon exercise of a Warrant is subject to adjustment as follows:

(a) Stock Dividends, Subdivisions, Combinations and Reclassifications.

(i) In case the Registrant shall (A) declare a dividend on its Shares payable in Shares or securities convertible, exercisable or exchangeable into Shares, (B) subdivide the outstanding Shares, whether by way of stock dividend, stock split or otherwise, (C) combine the outstanding Shares into a smaller number of shares, whether by way of stock combination, reverse stock split or otherwise, or (D) issue any shares of its capital stock in a reclassification of, or similar transaction relating to, the Shares (including any such reclassification in connection with a consolidation or merger in which the Registrant is the continuing corporation), the number of Shares acquirable upon exercise of the Warrants on such date shall be proportionately adjusted so that the holder of any Warrant exercised after such action shall be entitled to receive the aggregate number of Shares which, if such Warrant had been exercised immediately prior to such action (or, in the case of a dividend, immediately prior to the record date therefor) and at a time when the common stock transfer books of the Registrant were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such action. In any such event enumerated in clauses (A) to (D) above, the exercise price of the Warrants shall be adjusted to equal (A) the exercise price immediately prior to such adjustment multiplied by the number of Shares for which a Warrant is exercisable immediately prior to such adjustment divided by (B) the number of Shares for which a Warrant is exercisable immediately after such adjustment.

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(b) Transactions. In the event of a sale of all or substantially all of the Registrant’s assets or the sale of all or substantially all of the Registrant’s then outstanding Shares, or a merger or consolidation by the Registrant with or into another person in which the holders of the common stock of the Registrant immediately prior to the merger are not holders, directly or indirectly, of at least 50% of the common stock of the surviving person immediately after the merger (other than in transactions with a person that immediately prior to the transaction beneficially owns more than 20% of the issued and outstanding Shares) (a “Subject Transaction”), the Warrant holder will receive:

(i) In the event that the Subject Transaction results in the Registrant’s stockholders receiving consideration entirely in cash, upon the closing of the Subject Transaction and compliance with the notice procedures for a Subject Transaction, the Warrants shall be redeemed and cancelled in all respects, and, within twenty five (25) days of the closing of the Subject Transaction, each such Warrant holder shall receive the cash redemption consideration specified in the Warrant Agreement.

(ii) In the event that the Subject Transaction results in the Registrant’s stockholders receiving more than one type of consideration (i.e., more than one of securities, cash or other property), upon the closing of the Subject Transaction and compliance with the notice procedures for a Subject Transaction, the holder of any Warrants will thereafter receive, as the Shares deliverable upon the exercise thereof, the securities, cash and other property to which the holder of the number of Shares then deliverable upon the exercise or conversion of such Warrants would have been entitled upon such consolidation or merger, subject to the Registrant’s right to redeem the Warrants in consideration of the holder thereof receiving the mixed redemption consideration as provided in the Warrant Agreement.

(iii) In the event that the Subject Transaction results in the Registrant’s stockholders receiving consideration entirely in securities, upon the closing of the Subject Transaction and compliance with the notice procedures for a Subject Transaction, the holder of any Warrants will thereafter receive, as the Shares deliverable upon the exercise thereof in, the securities to which the holder of the number of Shares then deliverable upon the exercise or conversion of such Warrants would have been entitled upon such consolidation or merger, subject to the Registrant’s right to redeem the Warrants in consideration of the holder thereof receiving the stock redemption consideration as provided in the Warrant Agreement.

(c) Consolidation, merger or sale of assets other than a Subject Transaction. If the Registrant shall at any time consolidate with or merge into another person (other than as described above), the holder of any Warrants will thereafter receive, upon the exercise thereof, the securities or property to which the holder of the number of Shares then deliverable upon the exercise or conversion of such Warrants would have been entitled upon such consolidation or merger.

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Item 2 Exhibits.

(d) Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of Incorporation as filed on May 1, 2013

3.2	By-laws effective as of May 1, 2013

4.1	Specimen form of stock certificate

4.2	Warrant Agreement, dated as of May 1, 2013 between Ambac Financial Group, Inc. and Computershare Inc. and its fully owned subsidiary Computershare Trust Company, N.A., as Warrant Agent

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Ambac Financial Group, Inc.

By:	/s/ Ronit Fischer
	Name:	Ronit Fischer
	Title:	Secretary

Date: May 1, 2013

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